AMERICAN FLAG FOOTBALL LEAGUE

INVESTOR PRESENTATION

DISCLAIMER:

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events-based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Investors should read the relevant Form C and consider the risk therein prior to investing. This offering is made in reliance on Regulation CF under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose their entire investment



OPPORTUNITY

FLAG FOOTBALL IS DRIVING RECORD VIEWERSHIP AND ENGAGEMENT.



@ProFlagAFFL
4th & Goal
OWENS 26 8:21
VICK 26 3RD
#football4all
The American Flag Football League - Full Launch Game
2,863,261 views • Jul 16, 2017
9.6K
931
SHARE
SAVE
All
Flag Football
Touchdowns
American Flag Football League - 2018 America's Championship...

2.8+ MILLION

VIEWS OF AFFL LAUNCH GAME

on YouTube, and still growing

1.2+ MILLION

VIEWS OF NFL FILMS DOCUMENTARY

on the 1st AFFL Championship

ONE OF THE LARGEST EVER

SPORTS LIVESTREAM ON FACEBOOK

other than MLB



AFFL 1.65M
MLG
WNBA
CFL
PBR
AVP

OPPORTUNITY

AND IT'S GRABBING THE ATTENTION OF SOME INFLUENTIAL FANS...



10:13
FLAGFOOTBALL
Posts
Follow
nfl
13 9:50
7 1ST
787,624 views · Liked by jerrodjohnson1 and new_era8
nfl Jerrod Johnson to Jeremy Ross... TWICE for Team Ocho!
📺: @flagfootball LIVE on @nflnetwork! #AFFL
flagfootball



TOM BRADY

thecheckdown @flagfootball airs on NFL Network June 30th. 🔥

tombrady 🤔🍕🍦👍



LEBRON JAMES

1,189,065 views · Liked by kingjames and k2p21

bleacherreport Mike Vick can still sling it 👀 (@proflagaffl)



LAMAR JACKSON

787,624 views · Liked by jerrodjohnson1 and new_era8

nfl Jerrod Johnson to Jeremy Ross... TWICE for Team Ocho!

📺: @flagfootball LIVE on @nflnetwork! #AFFL



BAKER MAYFIELD

1,499,347 views · Liked by bakermayfield and bestfootballworkouts

nfl Have you ever seen The Dip?! 😳 @flagfootball comes to @nflnetwork on June 30 (7pm ET)!

"IMAGINE A SPORT AS SIMPLE AS SOCCER, BUT ALREADY BELOVED BY AMERICANS. ONE WITH THE STAR POWER OF THE NBA, BUT DRAWING FROM A LARGER POOL OF STAR-CALIBER PLAYERS. A GAME AS KID-FRIENDLY AS BASEBALL, BUT FASTER AND MORE DYNAMIC.

THIS ISN'T A DREAM SPORT.

THIS IS FLAG FOOTBALL.

B/R BLEACHER REPORT

AS SEEN IN: ESPN, BARSTOOL SPORTS, WIRED, NFL FILMS, THE WALL STREET JOURNAL

MORE IMPORTANTLY, ITS NUMBER OF PLAYERS HAS CONTINUED TO GROW FAST & ORGANICALLY.


OF PLAYERS IN THE U.S.
5.9M
5.5M
7.1M
FLAG
TACKLE
5.1M
2014
2015
2016
2017
2018
2019
2020

Source: SFIA Topline Report February 2020, Wikipedia, Forbes

ORGANIC GROWTH OF

1.6M+

NEW PLAYERS IN 6 YEARS



“OF ALL SPORTS PLAYED IN THE US, AMERICAN FOOTBALL IS THE SPORT ASSOCIATED WITH THE GREATEST NUMBER OF TRAUMATIC BRAIN INJURIES.”

The Epidemiology of Sport-Related Concussion
US Library of Medicine – NIH, 2012

OPPORTUNITY

GROWTH OF FLAG IS ALSO ACCELERATING DUE TO SAFETY CONCERNS OF TRADITIONAL FOOTBALL.

Evidence and public alarm continue to build around the relationship between tackle football and chronic traumatic encephalopathy (CTE).

47% **of** concussions in high school athletes happen from tackle football

AT LEAST 1+ player sustains a mild concussion in nearly every tackle football game

10 OUT OF 11 deceased NFL Players showed CTE in their brains when examined in a study

Sources: https://www.pbs.org/wgbh/frontline/film/league-of-denial
https://www.washingtonpost.com/sports/2021/03/15/cte-consensus-symptoms
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2987636
https://prevacus.com/concussions-101/statistics

AND THINGS MAY SOON CHANGE DRAMATICALLY...

A paper published in March 2021 details the new ability to detect CTE in *living* players—this is likely to have a chilling effect on tackle.



The Washington Post

NFL

Doctors provide consensus symptoms of CTE among living, a major step for researchers

By Adam Kilgore

March 15, 2021 at 4:00 p.m. EDT

More than two dozen doctors published the first consensus criteria to diagnose the symptoms of chronic traumatic encephalopathy among living people for research purposes, providing a framework for improved further study of the

BUT TODAY, TWO MAJOR SHIFTS ARE ABOUT TO TAKE PLACE.


FLAG
AMERICAN
FLAG

1 THE GROWTH OF WOMEN IN FLAG FOOTBALL

Women's Flag is a central part of our mission, and it's finally gaining the attention it deserves as a path to women's scholarships and inclusion.

CBS

1ST NATIONALLY TELEVISED

NATIONAL ASSOCIATION OF INTERCOLLEGIATE ATHLETICS NAIA

"THE NAIA IS PROUD TO PARTNER WITH THE NFL TO BRING COLLEGIATE WOMEN'S FLAG FOOTBALL TO OUR MEMBER INSTITUTIONS.



2 INSTITUTIONAL & MAINSTREAM SUPPORT

Flag Football is catching the eyes of major brands and institutions, and will soon be a major part of the global sports landscape.

Flag Football could be selected to compete in **2028 INTERNATIONAL OLYMPICS**

NFL & Nike have committed **$5M TO BRING GIRLS FLAG TO ALL HIGH SCHOOLS ACROSS AMERICA***

+ NFL

* https://news.nike.com/news/nike-x-nfl-partnership-girls-flag-football-5-million-dollar-grant-initiative

OPPORTUNITY

VALUE OF SPORTS FRANCHISES



Major sports leagues by average franchise value in North America from 2007 to 2020
(in million U.S. dollars)
Average franchise value in million U.S. dollars
4 000
3 000
2 000
1 000
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
$957K
$431K
$353K
$200K
$3.04M
$2.12M
$1.85M
$653K
National Football League
Major League Baseball
National Basketball Association
National Hockey League
Sources
Statista; Forbes
© Statista 2021
Additional Information:
Canada; United States; Forbes; Statista; 2007 to 2020

"LIVE SPORTS IS THE MOST VALUABLE CONTENT ON THE PLANET."

Adam Ware
Head of Digital Media
The Tennis Channel

WHAT'S DRIVING GROWTH?

- LUCRATIVE TV DISTRIBUTION CONTRACTS
- STREAMING AND MOBILE TECHNOLOGY INCREASING BRAND AWARENESS & AD REVENUE
- DIGITAL SPORTS GAMBLING

4.8%

AVERAGE FRANCHISE GROWTH SINCE 2014*

*Data: Torrens University Australia: Why Sports industry is booming 2020

OPPORTUNITY

DESPITE IT BEING THE FASTEST GROWING TEAM SPORT, FLAG STILL HAS NO PROFESSIONAL LEAGUE.

Flag Football has more daily players than hockey, lacrosse, and rugby *combined*. Meanwhile, most major American sports are seeing declines in viewership and engagement yet still command outsized league revenue.


TACKLE FOOTBALL
ICE HOCKEY
SOCCER
BASEBALL
BASKETBALL
FLAG FOOTBALL
5-YR AVERAGE ANNUAL GROWTH
WITH TOTAL U.S. PARTICIPANTS
5.1M
-2.2%
2.3M
-0.2%
12.4M
15.7M
3.6%
27.7M
3.8%
7.1M
"The single biggest predictor of avidity in sports is whether you played as a kid." —Rob Manfred, MLB Commissioner
LEAGUE VALUE
PER FORBES
$122B
$21B
$8B
$54B
$66B
?

Source: SFIA Topline Report February 2020, Wikipedia, Forbes

INTRODUCING:

AMERICAN FLAG FOOTBALL LEAGUE

The first league of its kind, the AFFL is leveraging the impressive engagement and momentum of the sport with our existing media traction and a pro league licensing model.

AMERICAN FLAG FOOTBALL LEAGUE

Our Mission: To build a worldwide community of fans and players, all united by their shared values through Flag Football. No other league brings men and women, kids and adults, pros and amateurs under one international banner. No other organization brings professional flag football.

WOMEN'S TOURNAMENT

Open events with our fast paced style where anyone can form a team and participate.

LAUNCHED 2021

YOUTH LEAGUE

Divisions for players ages 6-17 all around the world playing AFFL style.

LAUNCHED IN 2021

MEN'S PRO LEAGUE

City-based teams, professional players, one of a kind.

LAUNCHING 2023

LICENSING EXAMPLE • YOUTH LEAGUE

THE FLAG YOUTH LEAGUE IS AN EXCITING NEW LICENSING OPPORTUNITY.

As part of its commitment to safety and inclusion, the AFFL is partnering with flag operators across America to provide opportunities for young athletes everywhere to join a sport they can love and grow with.

APPROXIMATELY

10,000

YOUNG PLAYERS ENROLLED

AMERICAN FLAG YOUTH




AMERICAN
FLAG



HOW IT WORKS:

- Each Partner can run and grow their league, while benefitting as the game grows. Every year Partners will get points for the size of their player community
- A portion of proceeds of any sale of AFFL Youth will be shared with League Partners

LIVE EVENTS EXAMPLE • PRO LEAGUE

THE LAUNCH OF PRO TEAMS AND LIVE EVENTS CAN PROVIDE EVEN MORE CREDIBILITY, SPORTSMANSHIP AND VIEWERSHIP.

We envision a near future in which every major American city owns, roots for—and gladly spends on—its own Pro Flag Football team.

WE BELIEVE THE PRO LEAGUE WILL :


FLAG

IMPROVE QUALITY OF PLAY


FLAG

ENHANCE ABILITY TO SELL TICKETS


FLAG

PROVIDE LIQUIDITY UPON TEAM SALES


AMERICAN
FLAG
FOOTBALL
LEAGUE

THE ROAD TO THE 2023 INAUGURAL SEASON

THE ROAD TO THE PROS

STEP 01 ANNOUNCE INAUGURAL CITIES

STEP 02 INTRODUCE HEAD COACHES

STEP 03 NAME YOUR TEAM CAMPAIGN BEGINS

STEP 04 AFFL COMBINES START IN HOST CITIES

STEP 05 OFFICIALLY UNVEIL TEAMS TO HOST CITIES

STEP 05 PRESEASON BEGINS (2023)

AFFL TIMELINE:

A BLUEPRINT FOR SUSTAINABLE GROWTH

AMERICAN FLAG FOOTBALL LEAGUE

2022 — 5 INAUGURAL PRO TEAMS INTRODUCED

2023 — 1ST EXPANSION TEAM INTRODUCED

First of 5 Original Teams Offered for Sale

2024 — 2ND PRO TEAM OFFERED FOR SALE

2025 — 2 ADDITION EXPANSION TEAMS INTRODUCED

2 Additional Teams Offered for Sale

THIS STRUCTURE ALLOWS TEAMS THAT ARE SOLD TO HAVE OPERATING HISTORY AND TRACK RECORDS. IN ADDITION, WE BELIEVE THIS MODEL WILL GENERATE LIQUIDITY THROUGH TEAM SALES RATHER THAN EQUITY SALES IN 2023 AND FORWARD, IF THE MARKETPLACE ALLOWS.

BUSINESS MODEL

OUR BUSINESS MODEL IS COMPRISED OF MULTIPLE SOURCES OF GROWTH & REVENUE.

Through its diversified business model, Flag Football is quickly leaving its mark in the $132 Billion spectator sports market in the U.S.

PROJECTED REVENUE:

in $ Millions



$1.73
$1.20
$3.13
$2.26
$1.82
$4.74
$3.49
$2.46
$6.28
$5.88
$4.14
$10.57
$7.79
$5.61
$13.87
20
20
20
20
20

SPONSORSHIPS + LICENSING

Corporate Partnerships • Merchandise • Youth League

MEDIA

Live Games • Storytelling Content • Social Media

LIVE EVENTS

Participation • Attendance • On-Site Revenue

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail

BUSINESS MODEL

THE AFFL EXPECTS EACH PROFESSIONAL GAME TO BE PROFITABLE UPON LAUNCH.

PER GAME UNIT ECONOMICS	2023	2024	2025	2026	2027
Live Games					
Attendance Revenue/Game	**$ 69,575**	**$ 89,574**	**$ 118,495**	**$ 153,199**	**$ 201,074**
[redacted]					
Operations and Facility/Game	$ 16,500	$ 17,325	$ 18,191	$ 19,101	$ 20,056
Prize and Salary/Game	$ 43,848	$ 46,960	$ 51,788	$ 55,930	$ 62,290
Total Cost/Game	**$ 60,348**	**$ 64,285**	**$ 69,979**	**$ 75,031**	**$ 82,246**
Net Profit (Loss) of Live Game	**$ 9,227**	**$ 25,289**	**$ 48,516**	**$ 78,168**	**$ 118,828**
Media					
Media Revenue/Game	$ 26,715	$ 34,502	$ 46,496	$ 60,016	$ 81,389
Production Cost/Game	$ (35,000)	$ (36,552)	$ (38,379)	$ (40,014)	$ (42,014)
Net Profit (Loss) of Media	**$ (8,285)**	**$ (2,050)**	**$ 8,116**	**$ 20,002**	**$ 39,274**
Per Game Net	**$ 942**	**$ 23,239**	**$ 54,612**	**$ 98,170**	**$ 158,102**

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

SALES OF SPORT FRANCHISES CONTINUE TO GROW

Former athletes and wealthy individuals seek ownership in professional sports teams because they are fans of the sports, one played the sports and have a loyal connection to it.

MAJOR LEAGUE RUGBY

PURCHASE PRICE OF TEAM
2019: 4 MILLION
2021: $10 MILLION

NATIONAL WOMEN'S SOCCER LEAGUE

PURCHASE PRICE OF TEAM
2019: $3.1MILLION
2021: $35 MILLION

WNBA

PURCHASE PRICE OF TEAM
2019: $3 MILLION
2021: $15 MILLION

AMERICAN FLAG FOOTBALL LEAGUE

PURCHASE PRICE OF TEAM
2023: LAUNCH
2025: ????

NATIONAL LACROSSE LEAGUE

PURCHASE PRICE OF TEAM
2019: $3 MILLION
2021: $10 MILLION

INITIAL ENTRY PRICE IS MORE ACCESSIBLE THAN OWNING A NFL, NBA, OR MLB FRANCHISE, MAKING INVESTMENT MORE APPEALING

DATA SOURCES:
https://lastwordonsports.com/rugby/2020/09/23/major-league-rugby-plan-for-2021/

https://www.espn.com/wnba/story/_/id/32388122/wnba-commissioner-outlines-transformative-plan-pivot-league-survive-thrive

https://www.netsdaily.com/2021/5/26/22454810/joe-tsai-buys-pro-lacrosse-expansion-team-in-las-vegas-at-reported-price-of-10-million

https://www.sportico.com/leagues/soccer/2022/washington-spirit-sale-record-1234660331/

Data: Americangaming,org

SPORTS BETTING IN THE UNITED STATES


WA
MT
ND
MN
ME
OR
ID
WY
SD
WI
MI
NY
NH
PA
IA
NE
OH
NV
UT
CO
IL
IN
WV
VA
KY
KS
MO
CA
NC
TN
OK
AR
SC
AZ
NM
GA
AL
MS
TX
LA
FL
AK

- LIVE AND LEGAL (30 STATES + DC)
- LEGAL – NOT OPERATIONAL (3 STATES)
- ACIVE OR PREFILLED LEGISLATION (5 STATES)
- NO LEGISLATION IN 2021 (12 STATES)

Sports Betting

$4.29B REVENUE IN 2021 +177% FROM 2020

$10.1B REVENUE PREDICTION IN 2028


AMERICAN
FLAG
FOOTBALL
LEAGUE

SPONSORSHIP EXAMPLE • PARTNERSHIPS

THE AFFL IS PROUD TO PARTNER WITH SOME OF THE BIGGEST BRANDS IN THE WORLD.

SPONSORSHIPS

- AccuWeather
- BLUE-EMU®
- LSPORTS
- guaranteed Rate®

AWARENESS

- facebook
- CBS SPORTS NETWORK
- USA FOOTBALL
- twitch
- Playmaker

INVESTMENT INCENTIVES

ALL INVESTORS WILL HAVE THE EXCLUSIVE RIGHT TO SHOP IN THE OWNERS CLUB STORE. MERCHANDISE, MEMORABILIA AND EXPERIENCES NOT AVAILABLE TO THE GENERAL PUBLIC WILL BE AVAILABLE IN THE STORE.

INVESTMENT TIERS

$500 -$1,499	Will receive a $50 credit towards purchases in the Owner's Club Store
$1500 -$3,999	Will receive a $100 credit towards purchases in the Owner's Club Store
$4,000 -$8,999	Will receive a $250 credit towards purchases in the Owner's Club Store
$9,000 -$24,999	Will receive a $500 credit towards purchases in the Owner's Club Store
$25,000 -$49,999	Will receive a $1,000 credit towards purchases in the Owner's Club Store + Behind the scenes experience at the Championship game with a $25k or more investment
$50,000 +	Will receive a $1,000 credit towards purchases in the Owner's Club Store + Summer internship opportunity with the AFFL with $50k or more investment

THE AFFL OWNERS CLUB LAUNCHING SPRING 2022


AMERICAN
FLAG
FOOTBALL
LEAGUE


AMERICAN
FLAG
FOOTBALL
LEAGUE
TEAM ISSUE





ALL INVESTORS WILL RECEIVE AN AFFL HAT AND 25% OFF YOUTH OR WOMEN'S TOURNAMENTS TICKETS. IN ADDITION, YOU CAN REQUEST 2 FREE TICKETS TO 1 LIVE GAME PER YEAR.

BONUS SHARES

INVESTING EARLY HAS ITS ADVANTAGES. INDIVIDUALS WHO INVEST IN THE AFFL IN THE FIRST 21 DAYS WILL RECEIVE BONUS SHARES!

TAKE ADVANTAGE OF A GREAT OPPORTUNITY TO OWN A BIGGER PIECE OF THE AFFL !

4/11/22 - 4/17/22: 50% BONUS SHARES

4/18/22 - 4/24/22: 25% BONUS SHARES

4/25/22 - 5/01/22: 10% BONUS SHARES

TEAM

THE AFFL TEAM:











JEFF LEWIS
FOUNDER & CEO

30+ years of Wall Street hedge fund and portfolio management experience. Avid Football fan and Flag Football coach.

CHRIS HARRIS
V.P OF FOOTBALL OPERATIONS

Former pro player with over 15 years experience with turning ideas into successful businesses. Has a 7+ year track record as an executive in the motorsports industry.

KATE CARNEY
GENERAL COUNSEL

Business consultant, lawyer and strategic advisor. 16+ years of corporate and hedge fund experience, including as General Counsel of a $6bn hedge fund.

MICHELLE ROQUE
HEAD OF MARKETING & SOCIAL

Played flag football her entire life. U.S . National Team Gold Medal winner. Her viral content has garnered millions of video views.

BARRY PINCUS
CFO

35+ years of intersecting in content & technology, working with brands such as NY Yankees, Martha Stewart Living, Omnimedia & Maxim magazine.

TEAM

WE ARE ADVISED BY SOME OF THE WORLD'S MOST SUCCESSFUL FOOTBALL PLAYERS AND BUSINESS MINDS.



JON MELTZER
BOARD OF DIRECTORS
Fmr. Goldman Sachs Partner



ANDREW SIEGEL
BOARD OF DIRECTORS
Condé Nast Advisor, Digital Initiatives



RALPH GREENE
BOARD OF DIRECTORS
Fmr. Nike Head of Football



DOM CURCIO
BOARD OF DIRECTORS
Fmr President of Guggenheim Partners



MICHAEL GRIFFIN
PLAYER ADVISOR
Tennessee Titans



ISAIAH KACYVENSKI
PLAYER ADVISOR
Seattle Seahawks



DANNY WUERFFEL
PLAYER ADVISOR
U of Florida, Heisman Trophy Winner

INVESTMENT

THE GAME IS ONLY BEGINNING.

WE ARE CROWDFUNDING

OUR NEXT INVESTMENT ROUND

USE OF FUNDS:

Operations in 2022 and 2023 Seasons

